FORM 6-K

U.S．SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  1-15238

Supplement For the month of April 2008.

Total number of pages: 59

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. RESULTS FOR THE YEAR ENDED MARCH 31, 2008 FROM APRIL 1, 2007 TO MARCH 31, 2008 CONSOLIDATED

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 23, 2008
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
General Manager, Investor Relations

NEWS RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

FOR IMMEDIATE RELEASE

Contact:
Masahiro Nagayasu
General Manager
Investor Relations
+81-75-935-6140
ir@jp.nidec.com

FINANCIAL STATEMENTS (U.S. GAAP)

RESULTS FOR THE YEAR ENDED MARCH 31, 2008

FROM APRIL 1, 2007 TO MARCH 31, 2008

CONSOLIDATED

Released on April 23, 2008

NIDEC CORPORATION

Date of Directors’ meeting for financial results: April 23, 2008

Stock Listings: Tokyo Stock Exchange, Osaka Securities Exchange and the New York Stock Exchange

Head Office: Kyoto, Japan

1. Selected Consolidated Financial Performance (U.S. GAAP)(from April 1, 2007 to March 31, 2008)

(1) Consolidated Results of Operations

	Yen in millions (except for per share amounts)
	Year ended March 31
	2008	2007
Net sales	¥742,126	¥629,667
Ratio of change from the previous period	17.9%	17.3%
Operating income	76,833	64,009
Ratio of change from the previous period	20.0%	19.8%
Income before income taxes	62,683	65,595
Ratio of change from the previous period	(4.4)%	1.9%
Net income	41,156	39,932
Ratio of change from the previous period	3.1%	(2.5)%
Net income per share- basic	¥284.00	¥276.03
Net income per share- diluted	¥276.29	¥268.25

Ratio of net income to shareholders’ equity	13.2%	14.0%
Ratio of income before income taxes to gross asset	9.4%	10.7%
Ratio of operating income to net sales	10.4%	10.2%

Note:

Equity in net income (loss) of affiliated companies:

¥39 million for the year ended March 31, 2008

¥(73) million for the year ended March 31, 2007

(2) Consolidated Financial Position

	Yen in millions (except for per share amounts)
	March 31
	2008	2007
Total assets	¥671,714	¥662,623
Shareholders’ equity	319,584	305,016
Shareholders’ equity to total assets	47.6%	46.0%
Shareholders’ equity per share	¥2,204.94	¥2,107.40

(3) Consolidated Results of Cash Flows

	Yen in millions
	Year ended March 31
	2008	2007
Net cash provided by operating activities	¥94,816	¥64,723
Net cash used in investing activities	(43,724)	(78,935)
Net cash provided by (used in) financing activities	(27,280)	8,943
Cash and cash equivalents at the end of year	¥100,809	¥88,784

2. Dividend condition

	Yen
	Year ending	Year ended
	March 31, 2009 (estimate)	March 31, 2008	March 31, 2007
Interim dividend per share	¥30.00	¥25.00	¥20.00
Year-end dividend per share	30.00	30.00	25.00
Annual dividend per share	60.00	55.00	45.00
Dividend declared		¥7,972 million	¥6,511 million
Dividend payout ratio	15.0%	19.4%	16.3%
Dividend to shareholders’ equity		2.6%	2.3%

3. Forecast of Consolidated Financial Performance (for the year ending March 31, 2009)

	Yen in millions (except for per share amounts)
	Six months ending September 30, 2008	Year ending March 31, 2009
Net sales	¥375,000	¥800,000
Operating income	40,000	90,000
Income before income taxes	40,000	90,000
Net income	26,000	58,000
Net income per share- basic	¥179.38	¥400.17

4. Others

(1) Change in number of material subsidiaries during the fiscal year

(due to change in the scope of consolidation):

Not applicable

(2) Change of the accounting principles, procedures and presentation in the preparation of consolidated financial statements

1. Changed by new accounting standard: Yes

2. Changed by others: Not applicable

Note: See “Change of Important Items Regarding the Basis of Preparation of Consolidated Financial Statements” mentioned above for detail.

(3) Number of shares issued (Common stock)

1. Number of shares issued and outstanding at the end of the respective period:（including treasury stock）

144,987,492 shares at March 31, 2008

144,780,492 shares at March 31, 2007

2. Number of treasury stock at the end of the respective period:

47,495 shares at March 31, 2008

44,966 shares at March 31, 2007

3. Weighted-average number of shares issued and outstanding at the beginning and end of the period:

144,914,321 shares for the year ended March 31, 2008

144,665,478 shares for the year ended March 31, 2007

Note: See “Earnings per share” regarding the number of shares used to compute net income per share (on the consolidated basis).

(4) Scope of Consolidation and Application of Equity Method

Number of consolidated subsidiaries:	128
Number of affiliated companies accounted for under the equity method:	5

(5) Change in Scope of Consolidation and Application of Equity Method

Number of companies newly consolidated:	11
Number of companies excluded from consolidation:	-
Number of companies newly accounted for under the equity method:	1
Number of companies excluded from accounting under the equity method:	-

NON-CONSOLIDATED FINANCIAL STATEMENTS

Selected Non-Consolidated Financial Performance (from April 1, 2007 to March 31, 2008)

(1) Non-Consolidated Results of Operations

	Yen in millions (Except for per share amounts)
	Year ended March 31
	2008	2007
Net sales	¥189,253	¥180,596
Ratio of change from the previous period	4.8%	7.4%
Operating income	13,980	11,241
Ratio of t change from the previous period	24.4%	27.0%
Recurring profit	21,307	25,206
Ratio of change from the previous period	(15.5)%	2.7%
Net income	21,519	15,170
Ratio of change from the previous period	41.9%	(23.6)%
Net income per share- basic	¥148.50	¥104.86
Net income per share- diluted	¥144.46	¥101.91

(2) Non-Consolidated Financial Position

	Yen in millions (Except for per share amounts)
	Year ended March 31
	2008	2007
Total assets	¥365,713	¥357,785
Shareholders’ equity	223,357	209,005
Shareholders’ equity to total assets	61.1%	58.4%
Shareholders’ equity per share	¥1,541.03	¥1,444.05

Shareholders’ equity:

¥ 223,357 million for the year ended March 31, 2008

¥ 209,005 million for the year ended March 31, 2007

1. OPERATING AND FINANTIAL REVIEW AND PROSPECTS

(1) Analysis of Business Results

1. Overview of Business Conditions in Fiscal 2007

The disruptive effects of the sub-prime crisis on global financial and capital markets accelerated in the second half of fiscal 2007, exerting a major negative effect even on the real economy. Excess funds in the market along with the expansion of demand for natural resources in fast-growing emerging economies have driven resource prices further up, particularly the price of crude oil. This has triggered a decline in US consumer markets, which in turn has resulted in the contraction of manufacturing activity in various counties. These market changes will have significant effects on business going forward, but the impetus of the substantial growth seen during the first half, which was driven by increased demand in emerging economies, allowed growth to be maintained on the whole for fiscal 2007.

The IT market, which encompasses such equipment as personal computers, LCD televisions, mobile telephones, mobile terminals, and game consoles, is the primary market for the Nidec Group’s products. In the financial environment described above, the performance of IT-related products bottomed out and began to rise in the first quarter, and they performed strongly through the third quarter. Motors for home appliances and for industrial use, and machinery, showed very similar performance.

Following the three M&A moves during the previous fiscal year, Nidec brought Japan Servo Co., Ltd., into the group in April 2007 to further intensive management reform and make a contribution to the improvement of consolidated performance. Nidec also worked to increase the profitability of strongly performing small precision motors, while at the same time giving renewed impetus to growth through a focus on improving the performance of group companies, which had slumped in the last fiscal year. As a result, and led by the small precision motors business, the group achieved year-on-year growth in both revenues and profits, with some companies posting record-high profits. Total consolidated net sales and operating income also both set record highs, exceeding performance forecasts made at the beginning of the fiscal year. However, valuation losses on foreign-currency-denominated receivables emerged at the end of the term as a result of the precipitous fall of the dollar and corresponding rise of the yen. As a result, income before provision for income taxes and consolidated net income did not reach forecast levels, although consolidated net income did reach a new record high.

2. Consolidated Business Results

Consolidated net sales rose by approximately ¥112,500 million, or 17.9%, in comparison with the preceding fiscal year, to ¥742,126 million. Operating income grew by approximately ¥12,800 million, or 20.0%, to ¥76,833 million. Although foreign exchange valuation losses of ¥14,100 million resulted in a decline of approximately ¥2,900 million, or 4.4%, in income before income taxes, which fell to ¥62,683 million, the resulting decline in the applicable income tax rate and minority interests in consolidated subsidiaries allowed net income to increase by approximately ¥1,200 million, or 3.1%, to ¥41,156 million.

Of the ¥112,500 million growth in net sales, ¥67,100 million was attributable to the effect of newly consolidated subsidiaries (Nidec Motors & Actuators, Nidec Brilliant Co., Ltd. and Japan Servo Co., Ltd.). If this were excluded, 7.3% growth of ¥45,300 million would remain. Operating income grew by ¥12,800 million to approximately ¥76,800 million, primarily as a result of growth in the operating income of the small precision motors business (increased by approximately ¥8,900 million), the mid-size motors business (increased by approximately ¥2,100 million and the improvement in the profitability of the electronic and optical components business (increased by approximately ¥5,000 million). Of the four newly consolidated subsidiaries, only Japan Servo Co., Ltd. contributed to growth in operating income. The remaining three firms could not yet contribute to profits this fiscal year due to the heavy burden of management structure reforms.

(Performance in the Fourth Quarter for the three months ended March 31, 2008)

Consolidated net sales in the fourth quarter of fiscal 2007 rose approximately ¥12,600 million, or 7.4%, to ¥183,138 million in comparison to the corresponding period of the previous fiscal year. This was, however, a decline of approximately ¥13,100 million, or 6.7%, in comparison with the immediately preceding third quarter for the three months ended December 31, 2007. Operating income grew ¥4,750 million, or 31.8%, year-on-year to ¥19,683 million, while falling ¥3,390 million, or 14.7%, in comparison with the immediately preceding third quarter. This was chiefly the result of the rapid falloff in overall demand in the fourth quarter, and the effects of the falling dollar and appreciation of the yen.

(Performance by Business)

Net sales in the small precision motors business rose by approximately ¥67,700 million, or 21.3%, in comparison to the preceding fiscal year, to ¥385,682 million. Sales of spindle motors for hard disk drives increased approximately 13% in value, and approximately 15% in volume. The yen-based average sales price declined 3.0% in comparison to the previous fiscal year, however, the yen appreciated against U.S. dollar by 2.3% during the same period. Therefore, in effect, dollar-based sales prices declined almost 1.0%. The reasons for this were a decrease in the average price of 2.5-inch HDDs (approximately 1.5% on a dollar basis), in spite of an increase in the average price of 3.5-inch HDDs (approximately 1% on a dollar basis) due to the larger storage capacity of disks for the consumer market. Sales of other DC motors (including those for DVR) increased approximately ¥17,900 million, or 24%, of which about ¥11,800 million was attributable to the effect of newly consolidated subsidiaries. The portion of sales accounted for by Nidec and its direct subsidiaries, excluding the new subsidiaries, grew approximately 7% in value and approximately 17% in volume. The smaller increase in the value of sales was due to strong demand for products with multiple applications, including motors for office equipment and for home appliances, excluding motors for optical drives. Net sales of brushless DC fans increased approximately ¥7,900 million, or 20%, of which approximately ¥7,100 million is attributable to the effect of newly consolidated subsidiaries. Sales of brushless DC fans by Nidec and its direct subsidiaries, excluding the new subsidiaries, rose by approximately 2%.

Operating income in the small precision motors business grew approximately ¥8,900 million, or approximately 21%, to ¥50,931 million in comparison to the previous fiscal year. The temporary burden of the losses and low profit ratios at newly consolidated subsidiaries are factored into this. The profit increase is primarily due to Nidec’s efforts to improve profitability by expanding the percentage of components produced in-house, encouraged by the increased sales volume of spindle motors for hard disk drives. The group also achieved an improvement in the profitability of DC motors and brushless DC fans by promoting sales of high-value-added products and reducing costs through improvements in productivity, which offset the impact of price fall.

Net sales in the mid-size motors business jumped approximately ¥39,000 million, or 67.9%, to ¥96,377 million. Nidec Motors & Actuators accounted for approximately ¥27,300 million of the increase, and motors for power steering grew by 59%, accounting for another ¥4,300 million, approximately. Net sales for the other mid-size motors rose more than 18%, most of which was attributable to higher sales of motors for home appliances. Operating income in this business grew approximately ¥2,100 million, a five-fold increase to ¥2,638 million. Nidec Motors & Actuators finished the year in the red, as a result of reorganization losses and amortization of goodwill, but the business was able to absorb this loss. The increase was due to the improved profitability of motors for home appliances and growth in sales of power steering motors.

The machinery business posted net sales of ¥73,253 million, a decline of approximately ¥9,700 million, or approximately 12%. This drop was chiefly due to weak demand for Nidec Sankyo’s LCD panel handling robots during this fiscal year. Operating income fell approximately ¥3,900 million, or 25%, to ¥11,688 million. In the previous fiscal year, Nidec Sankyo’s robot business performed well, and secured a high level of profits. In the fiscal year under review, though, liquid crystal manufacturers experienced a significant drop in demand, which was the largest factor in lower profits.

Net sales in the electronic and optical components business expanded by approximately ¥14,600 million, or about 10%, to ¥159,266 million. This increase in revenues was primarily due to growth of approximately ¥6,800 million, or 10%, in sales of Nidec Copal’s camera shutters and plastic lens units for digital cameras and mobile telephones, and other electronic and optical components. In addition, net sales of Nidec Copal Electronics’ electronic components, the effect of the consolidation of Fujisoku Corporation, and healthy sales of parts for amusement machines brought an increase of approximately ¥7,500 million, or 30%. Nidec Sankyo’s electronic components were held to a slight increase over last fiscal year’s figure. While sales of units for home appliances and amusement machines were healthy, sales of optical pick-up units contracted. Operating income in the electronic and optical components business surged approximately ¥5,000 million, or 62%, to ¥13,032 million, a significant increase in comparison with the preceding fiscal year. This is a new high figure for operating income, breaking the previous record set in fiscal 2004. The increase in income was due to strong sales of Nidec Copal Electronics’ parts for amusement machines, sales growth from new products including Nidec Copal’s camera shutters, and improved profitability resulting from an improved yield rate. At the same time, Nidec Sankyo’s shift away from a sales expansion strategy for its optical pick-up units contributed to the improvement of revenue and expenditures.

Net sales in other business grew approximately ¥850 million, or 3%, to ¥27,548 million. Sales of Nidec Tosok’s automobile parts increased by approximately 10%, but revenues from sales of pivot assemblies declined. Operating income for this business declined by almost ¥600 million to ¥2,044 million, primarily as a result of reduced sales of pivot assemblies.

(2) Financial position

Our total assets as of March 31, 2008 increased by approximately ¥9,100 million compared to the previous fiscal year as of March 31, 2007. Our total shareholders’ equity as of March 31, 2008 increased by approximately ¥14,600 million compared to the previous fiscal year as of March 31, 2007. This increase was mainly due to an increase in retained earnings of ¥32,900 million, which was offset by a decrease in accumulated other comprehensive income of ¥19,100 million.

Our total liabilities as of March 31, 2008 decreased approximately ¥7,200 million compared to the previous fiscal year as of March 31, 2007. This decrease was mainly due to a decrease in borrowings of ¥16,400 million. As a result, the shareholders’ equity ratio increased to 47.6% as of March 31, 2008, from 46.0% as of March 31, 2007.

(Overview of cash flows)

Our cash and cash equivalents increased by ¥12,025 million, to ¥100,809 million as of March 31, 2008 compared to the previous fiscal year.

Net cash provided by operating activities increased by ¥30,093 million to ¥94,816 million for the fiscal year ended March 31, 2008, compared to the previous fiscal year. The increase of ¥30,093 million was mainly due to an increase in notes and accounts payable of ¥10,172 million, and an increase in foreign currency adjustments of ¥7,937 million. Other reasons were an increase in net income of ¥1,224 million, an increase in depreciation and amortization of ¥7,285 million and a decrease in operating assets, net , such as notes and accounts receivable and inventories, of ¥3,060 million.

Net cash used in investing activities decreased by ¥35,211 million to ¥43,724 million for this fiscal year ended March 31, 2008, compared to the previous fiscal year. The decrease of ¥35,211 million was mainly due to a decrease in acquisitions of consolidated subsidiaries, net of cash acquire of ¥22,703 million, and a decrease in payments for additional investments in subsidiaries of ¥8,545 million.

Net cash used in financing activities was ¥27,280 million. This was mainly due to repayments of short-term borrowings and long-term debt of ¥16,400 million and dividends paid of ¥7,200 million.

(Non consolidated results)

Non-consolidated net sales increased by ¥8,700 million, or 4.8%, to ¥189,253 million for the fiscal year ended March 31, 2008, compared to previous fiscal year. Net sales of small precision motors increased by ¥4,700 million, or 2.8%, to ¥175,580 million. Net sales of mid-size motors also increased by ¥3,800 million, or 55%, to ¥10,733 million.

Operating income increased by ¥2,700 million to ¥13,980 million. This was mainly due to an increase in sales of small precision motors and royalty income resulting from increased overseas subsidiary sales. However, recurring profit decreased by¥3,900 million to ¥21,307 million. This decrease was mainly due to an increase in foreign exchange losses of ¥8,500 million resulting from sharp appreciation of the yen against the U.S. dollars.

Net income increased by ¥6,300 million to ¥21,519 million, in spite of the decrease in recurring profit. This increase was due to a large decrease in income taxes mainly resulting from an additional imposition of transfer price tax for the previous fiscal year.

(3) Dividend Policy

From the viewpoint that “Shareholders own the company”, Nidec intends to demonstrate a type of ideal company for shareholders by maximizing shareholder value with its ability to respond to a more challenging business environment and its high levels of performance to generate high share prices. Nidec is poised to increase its dividend payment subject to improvements in consolidated net earnings, while securing stable dividend levels. Currently we plan to allot approximately 15% of our consolidated net income for the dividend payment.

Reserves are continually used to strengthen management structure and expand business in view of profitability enhancement.

<Notification of an increase in dividends>

We decided the year-end dividend was ¥30.0 per share, increased by ¥5.00 per share from the forecast of ¥25.0 per share at the beginning of this fiscal year ended March 31, 2008. This resulted in full-year dividend of ¥55.0 per share and the dividend was increased by ¥10.0 per share compared to the full-year dividend for the previous fiscal year ended March 31, 2007. The dividend payout ratio was 19.4%.

(4) Risk factor

The risk factors that we are recognizing as of March 31, 2008 are as follows.

(1）Our customer base is highly concentrated, and our sales would suffer if one or more of our significant customers substantially reduce or cancel orders for our products.

(2）We depend on the computer industry and digital consumer electronics industry for sales of our products, and our business may be adversely affected by a decline in the computer market and digital consumer electronics market.

(3）We are facing downward pricing pressure in our main product markets, and price declines could reduce our revenues and gross margins.

(4）If our third party suppliers experience capacity constraints or production failures, our production could be significantly harmed.

(5）We face aggressive competition both in the spindle motor market and in the markets into which we are attempting to expand our business, which could have a material adverse effect on our business and results of operations.

(6）We may be unable to commercialize customized products that satisfy customers’ needs in a timely manner and in sufficient quantities, which could damage our reputation and reduce sales.

(7）We could experience losses or damage to our reputation if any of the end-products in which our motors or other products are incorporated malfunction, causing damage to persons, property or data.

(8）Our operating results may fluctuate significantly because of a number of factors, many of which are beyond our control.

(9）Our recent growth has been based in part on acquisitions, and our future growth could be adversely affected if we make acquisitions that turn out to be incompatible with our existing business or unsuccessful, or if we are unable to find suitable acquisition targets.

(10）Our growth places strains on our managerial, operational and financial resources.

(11）We could be harmed by litigation involving patents and other intellectual property rights.

(12）Because our sales to overseas customers are denominated predominantly in U.S. dollars, we are exposed to exchange rate risks that could harm our results of operations.

(13）We rely on monthly financial data from operating segments that are not prepared on a U.S. GAAP basis and are not comparable between segments, which potentially reduces the usefulness of this data to us in making management decisions.

(14）We rely on production in developing countries which may become politically or economically unstable and face risks affecting international operations.

(15）We may become subject to more stringent environmental regulations in the future.

(16）We rely on our founder, President and CEO, Mr. Shigenobu Nagamori, the loss of whom could have a material adverse effect on our business.

(17）For our business to continue effectively, we will need to attract and retain qualified personnel.

We have not revised nor changed any parts of the risk factors listed above which we had reported in Form 20-F on July 27, 2007.

(5) Business forecasts for the year ending March 31, 2009

A forecast of the global economy as a whole is difficult to make.  The US economic trend, appearing unstable, could change drastically due to political, financial, or economic measures, and such changes will inevitably affect developed and developing economies worldwide.   In addition, the upheaval in the financial capital market and the surging resource demand worldwide could cause the already soared oil as well as material and raw material prices to maintain the current level, or to even increase further, posing risks for such products to possibly become difficult to obtain.

Our company’s main markets, i.e. the IT information device, the information home appliance, and the electronic component industries, are increasingly in an adjustment mood in light of this economic circumstance, and the political instability in Asia (our business group’s main production site), the currency rate fluctuation risk, and the changes in the labor market ongoing this fiscal year do not allow any room of optimistic hope for business growth.  These changes make accurate demand forecasting and provision of accurate business performance information extremely difficult.  Please see below for our current forecast of each business segment:

1. The small high-precision motor business is expected to grow slightly over 10% in sales fiscal year ending March 31, 2009 (“current fiscal year”) again.  The general forecast of the motors for hard disc drives (HDDs), our main product, expects a 14 – 15% growth in its annual production volume current fiscal year again.  In addition, the market needs for energy-saving products are believed to maintain the momentum of the demand expansion of DC (direct-current brushless) motors in a wide range of markets.

2. The mid-size motors business, constantly profitable, will very likely achieve further improvement in profitability.  This business segment is experiencing a steady demand increase upon the introduction of brushless motors, especially in the area of motors for home appliances.   Also, with the demand for motors for the automobile power steering system continuing to rise, we will accommodate the expanding demand of various motors for automobile use by collaborating with Nidec Motors & Actuators.

3. In the machinery business, the shipping volume of LCD board transportation robots is expected to increase, but the overall demand for facility and equipment investments is on decline after reaching its peak.  The sales in this business, therefore, is forecast to decrease in the first half of this fiscal year, and then recover in the second half.

4. The electronic and optical components business are seeing positive results of the profitability improvement effort that lasted until last fiscal year to accommodate new technologies and products and price reduction.  Even though the market itself will likely weaken for the first half of the fiscal year, with a good chance of a relatively quick recovery of demand, we will use this situation as a chance to enhance productivity at our production sites and reduce cost.

5. In other businesses, the demand for pivot assemblies is likely to increase steadily in conjunction with the movements in the HDD market.  Despite the limited range of our company’s automobile components, a sustainable growth is expected for the products’ demand, which is weak in the United States and other related countries, but strong in developing economies.

Our company, based on the aforementioned factors, will engage in our business in current fiscal year presuming to experience a recession and a weak dollar and strong yen.  We propose the following business forecast assuming a strong adjustment trend in the first half of this fiscal year followed by a recovery in the second half.  Though such a forecast is difficult to make, we still do so, while focusing on our mid-term business targets.

Forecast of consolidated results for the full year ending March 31, 2009

Net sales	¥800,000 million	(Up 7.8% over the previous fiscal year)
Operating income	¥90,000 million	(Up 17.1% over the previous fiscal year)
Income before provision for income taxes	¥90,000 million	(Up 43.6% over the previous fiscal year)
Net income	¥58,000 million	(Up 40.9% over the previous fiscal year)

(Forecast of the consolidated results for the interim fiscal period ending September 30, 2008)

Net sales	¥375,000 million	(Up 3.4% over the previous fiscal year)
Operating income	¥40,000 million	(Up 17.4% over the previous fiscal year)
Income before provision for income taxes	¥40,000 million	(Up 27.0% over the previous fiscal year)
Net income	¥26,000 million	(Up 27.7% over the previous fiscal year)

Notes:

About Forecast of Business Results

1) Consolidated accounting figures were prepared based on US GAAP.

2) Exchange rate was set at 1 US$ = ¥100 for the fiscal year. Exchange rates of Asian currencies were also set in conjunction with this.

Disclaimer Regarding Forward-Looking Statements

This press release contains forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Nidec and its group companies (the Nidec Group). These forward-looking statements are based on the current expectations, assumptions, estimates and projections of the Nidec Group in light of the information currently available to them. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “plan” or similar words. These statements discuss future expectations, identify strategies, contain projections of results of operations or of the Nidec Group's financial condition, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement. We cannot promise that our expectations expressed in these forward-looking statements will turn out to be correct. Our actual results could be materially different from and worse than our expectations as a result of certain factors, including, but not limited to (i) the Nidec Group's ability to design, develop, mass produce and win acceptance of their products, (ii) general economic conditions in the computer, information technology and related product markets, particularly levels of consumer spending, (iii) exchange rate fluctuations, particularly between the Japanese yen and the U.S. dollar and other currencies in which we make significant sales or in which the Nidec Group's assets and liabilities are denominated, (iv) the Nidec Group's  ability to acquire and successfully integrate companies with complementary technologies and product lines, and (v) adverse changes in laws, regulations or economic policies in any of the countries where the Nidec Group has manufacturing operations, especially China.

2. THE NIDEC GROUP

The Nidec Group is comprised of Nidec Corporation (“Nidec”), 128 consolidated subsidiaries and 5 affiliated companies. The Nidec group continues to expand its operations based on a special management style that focuses on the production of core rotational products centered on revolutionary drive technology with operations in the following segments: Small precision motors, Mid-size motors, Machinery, Electronic and Optical components and Automobiles components. The principal business activities in each of these segments are carried out in the areas of product development, manufacturing and sales, and distribution networks as well as other services have been established for each business both in Japan and overseas.

The business activities of Nidec and the Nidec Group’s principal consolidated subsidiaries are as follows:

Business segment	Production or Sales	Principal Companies
Spindle motors for HDDs	Production	Nidec Corporation, Nidec Electronics (Thailand) Co., Ltd., Nidec Philippines Corporation, Nidec Subic Philippines Corporation, Nidec (Zhejiang) Corporation, Nidec Singapore Pte. Ltd.
Small precision DC motors	Production	Nidec (Dalian) Limited, Nidec (Dong Guan) Limited., Nidec Sankyo Corporation, Nidec Sankyo Singapore Pte. Ltd., Nidec Sankyo (H.K.) Co., Ltd., Japan Servo Co., Ltd.
Small precision fans	Production	Nidec (Dalian) Limited, Nidec (Dong Guan) Limited., Nidec Vietnam Corporation, Japan Servo Co., Ltd.
Parts and materials	Production

Nidec Electronics (Thailand) Co., Ltd.,

Nidec Philippines Corporation,

Nidec Subic Philippines Corporation,

Nidec (Zhejiang) Corporation,

Nidec Precision (Thailand) Co., Ltd.,

Nidec Precision Philippines Corporation,

P.T. Nidec Indonesia,

Nidec Brilliant Co., Ltd. (Note),

Nidec Brilliant Precision (Thailand) Co., Ltd. (Note)

Small precision motors	Sales

Nidec Corporation,

Nidec Singapore Pte. Ltd.,

Nidec (H.K.) Co., Ltd.,

Nidec Taiwan Corporation,

Nidec (Shanghai) International Trading Co., Ltd.,

Nidec Electronics (Thailand) Co., Ltd.,

Nidec Philippines Corporation,

Nidec (Dalian) Limited,

Nidec (Dong Guan) Limited.,

Nidec Copal Corporation,

Nidec Sankyo Corporation,

Nidec Sankyo Singapore Pte. Ltd.,

Nidec Sankyo (H.K.) Co., Ltd.,

Nidec Brilliant Co., Ltd. (Note),

Japan Servo Co., Ltd.,

Japan Servo Co., Ltd. Singapore Branch

For office automation equipment and home electric appliances OA	Production	Nidec Shibaura Corporation, Nidec Power Motor Corporation, Nidec Shibaura (Zhejiang) Corporation, Nidec Shibaura Electronics (Thailand) Co., Ltd., Nidec Power Motor (Zhejiang) Co., Ltd.
For automobiles	Production	Nidec Corporation, Nidec Automotive Motor (Zhejiang) Corporation, Nidec Motors & Actuators (Germany), Nidec Motors & Actuators (Mexico)
Mid-size Motors	Sales

Nidec Corporation,

Nidec Electronics GmbH,

Nidec Shibaura Corporation,

Nidec Power Motor Corporation,

Nidec Shibaura (Zhejiang) Corporation,

Nidec Shibaura Electronics (Thailand) Co., Ltd.,

Nidec Power Motor (Zhejiang) Co., Ltd.,

Nidec Motors & Actuators (Germany),

Nidec Motors & Actuators (Mexico)

Power transmission drives	Production	Nidec-Shimpo Corporation, Nidec-Shimpo (Zhejiang) Corporation
Factory automation related equipment FA	Production

Nidec Sankyo Corporation,

Nidec Copal Corporation,

Nidec-Shimpo Corporation,

Nidec Tosok Corporation,

Nidec-Kyori Corporation,

Nidec-Read Corporation,

Nidec Machinery Corporation,

Nidec-Shimpo (Zhejiang) Corporation,

Nidec System Engineering (Zhejiang) Corporation

Machinery	Sales	Nidec Sankyo Corporation, Nidec Copal Corporation, Nidec-Shimpo Corporation, Nidec Tosok Corporation, Nidec-Kyori Corporation, Nidec-Read Corporation, Nidec Sankyo (H.K.) Co., Ltd.
Electronic components	Production	Nidec Copal Corporation, Nidec Copal Electronics Corporation, Nidec Copal (Zhejiang) Corporation, Fujisoku Corporation
Optical components	Production

Nidec Copal Corporation,

Nidec Sankyo Corporation,

Nidec Nissin Corporation,

Nidec Copal Precision Parts Corporation,

Nidec Copal (Thailand) Co., Ltd.,

Nidec Copal (Zhejiang) Corporation,

Nidec Sankyo (Fuzhou) Corporation

Electronic and Optical components	Sales

Nidec Copal Corporation,

Nidec Sankyo Corporation,

Nidec Copal Electronics Corporation,

Nidec Nissin Corporation,

Nidec Copal (Thailand) Co., Ltd.,

Nidec Copal (Zhejiang) Corporation,

Nidec Copal Hong Kong Co., Ltd.,

Copal Optical & Electronic Machinery (Shanghai) Co., Ltd.,

Fujisoku Corporation

Pivot assemblies	Production and Sales	Nidec Singapore Pte. Ltd., P.T. Nidec Indonesia
Musical Movements	Production and Sales	Nidec Sankyo Shoji Corporation
Automobile parts	Production	Nidec Tosok Corporation, Nidec Tosok (Vietnam) Co., Ltd.
	Sales	Nidec Tosok Corporation
Services etc		Nidec Total Service Corporation, Nidec Logistics Corporation

Note:

As of April 1, 2008, Brilliant Manufacturing Ltd. and its primary subsidiaries were renamed “Nidec” at the beginning of their names to clearly express that they are Nidec Group companies.

Brilliant Manufacturing Ltd. was renamed Nidec Brilliant Co., Ltd..

Brilliant Precision (Thailand) Co., Ltd. was renamed Nidec Brilliant Precision (Thailand) Co., Ltd..

Nidec prepared consolidated financial reporting conforming to U.S. GAAP from the fiscal year ended March 31, 2005. Scope of consolidation is also based on U.S. GAAP. Business segments comprises a total of 16 segments conforming to Statement of Financial Accounting Standards No. 131, “Disclosures about Segments of an Enterprise and Related Information”. Operating Segments are the classifications, which the chief operating decision-maker utilizes for business decision-making and performance evaluation. Reportable segments consist of one or more operating segments aggregated on the basis of economic similarity and materiality.

The business segments are as follows.

The NCJ segment comprises Nidec Corporation in Japan, which primarily produces and sells hard disk drive motors, DC motors, fans and mid-size motors.

The NET segment comprises Nidec Electronics (Thailand) Co., Ltd. and Nidec Precision (Thailand) Co., Ltd., subsidiaries in Thailand, which primarily produce and sell hard disk drive motors.

The NCC segment comprises Nidec (Zhejiang) Corporation, a subsidiary in China, which primarily produces and sells hard disk drive motors.

The NCD segment comprises Nidec (Dalian) Limited, a subsidiary in China, which primarily produces and sells DC motors and fans.

The NCS segment comprises Nidec Singapore Pte. Ltd., a subsidiary in Singapore, which primarily produces and sells hard disk drive motors and pivot assemblies, and primarily sells DC motors and fans.

The NCH segment comprises Nidec (H.K.) Co., Ltd., a subsidiary in Hong Kong, which primarily sells hard disk drive motors, DC motors and fans.

The NCF segment comprises Nidec Philippines Corporation and Nidec Precision Philippines Corporation, subsidiaries in the Philippines, which primarily produce and sell hard disk drive motors.

The NSNK segment comprises Nidec Sankyo Corporation., a subsidiary in Japan, which primarily produces and sells DC motors, machinery, and electronic and optical components.

The NCPL segment comprises Nidec Copal Corporation, a subsidiary in Japan, which primarily produces and sells electronic and optical components, and machinery.

The NTSC segment comprises Nidec Tosok Corporation, a subsidiary in Japan, which primarily produces and sells automobile parts and machinery.

The NCEL segment comprises Nidec Copal Electronics Corporation, a subsidiary in Japan, which primarily produces and sells electronic components.

The JSRV segment comprises Japan Servo Co., Ltd., a subsidiary in Japan, which primarily produces and sells DC motors, fans and other small precision motors.

The NSBC segment comprises Nidec Shibaura Corporation, a subsidiary in Japan, which primarily produces and sells mid-size motors.

The NSCJ segment comprises Nidec-Shimpo Corporation, a subsidiary in Japan, which primarily produces and sells power transmission drives, measuring machines and electric potter’s wheels.

The NMA segment comprises Nidec Motors & Actuators (Germany) and other subsidiaries of Europe and

North America, which primarily produce and sell motors for automobiles.

The NNSN segment comprises Nidec Nissin Corporation, a subsidiary in Japan, which primarily produces and sells optical components.

The All Others segment comprises subsidiaries that are operating segments but not designated as reportable segments due to materiality.

3. MANAGEMENT POLICIES

1) Fundamental policies

Nidec Corporation and its group companies continue to expand their operations closely focused on the manufacturing and sale of products that “spin and move”, centering on the field of drive technology.

We are determined to achieve high growth, high share prices, and high profit over the long-term to maximize shareholder value and meet the expectations of shareholders.

Nidec Corporation and its subsidiary companies uphold the following three management creeds:

1. Stable employment based on healthy business growth.

2. Exploitation of universally desired, indispensable products for the common good.

3. Pursuit of the No.1 position in each of our chosen paths.

2) Target

Nidec has the firm belief that growth must generate high profitability, and is now working to achieve a 15% return on equity. To accomplish such objective on a consolidated basis, Nidec realizes that its core business must attain a higher profitability. An expansion into new business and the development of new products are another key factors to the future growth.

3) Mid-to-long-term management strategy

A. Nidec will continue to focus its efforts on its core motor business, leveraging its cutting edge technology to create new markets and new products, while expanding its existing product lineup ranged from micro motors to mid-size motors for home appliances, industrial use and automobiles. Especially motors for automobiles, what we believe one of our future core businesses, we will expand the operation worldwide through M&A activities and any other efforts.

B. Regarding HDD motors, by increasing its ability to mass-produce fluid dynamic bearing (“FDB”) motors and propelling technical innovation in response to expansion in HDD applications, Nidec will further sharpen its competitive edge in the market of next generation products.

C. While maintaining a leading share of the markets for electronic and optical parts, production equipment for semiconductors and electronic parts, and for measuring machines, Nidec and its group companies are determined to achieve the world’s top technological standards in each of these areas. Through the integration of technologies in wide-ranging areas, Nidec intends to create new markets and continue to develop high growth businesses.

D. Nidec assesses possible country risk attributable to overconcentration of production capabilities in particular regions or countries and diversifies investment in multiple countries to ensure an appropriate balance in its international production activities. Nidec's present focus in this context is on securing a Group's future overseas manufacturing base in Vietnam as a means to lessen the Company's increased dependence on China.

4) Challenges and issues

A. We will enhance our M&A strategy.  We will, by utilizing Corporate Strategy Office, our company’s M&A operation team, actively promote M&As, including ones overseas.  Four M&A cases have already been implemented since October 2006. But our company’s dedicated team will continue the activities in order to enrich business resources, mainly the technological capabilities of the businesses that can grow in the future.

B. We will introduce an executive officer (vice president) system, which is planned to be in place after the June 2008 General Meeting of Shareholders.  We will improve and restructure our Board of Directors and introduce this new system to accommodate our company’s global business expansion and the rapidly changing business environment.

C. We will strengthen our profitability improvement measures.  We have established and executed clear strategies on the expansion of overseas production capabilities and in-house production of small precision motors and other products.  Also, following the production expansion of automobile components, the manufacturing scale of small precision motors and electronic and components is enlarging as well.  We will ensure to lead the effect of these investments to an increased consolidated profit.

D. We, unified as a group, will promote to enhance our technological development system to accommodate the rapidly changing market needs and to actively provide new technologies and products.  This effort involves Nidec’s Central Technical Center and Motor Engineering Research Laboratory, our company’s main facilities, as well as the construction of new buildings at Nagano Technical Center (to be completed in March 2009) and Shiga Technical Center (to be completed in August 2009) for capacity expansion and function enhancement.  Also, the construction of technical center was completed at Nidec Copal Electronic Corporation in February 2007.

E. Nidec Corporation, as a global company, will further improve its entire group’s accounting management system, accounting standard, financial performance, and business information disclosure systems.  Our company’s Internal Audit & Management Advisory Department, established in 2004, supervises the entire Nidec Group’s business management system with an adequate number of members and based on the know-how and experiences accumulated through efforts to observe the US Sarbanes-Oxley Act.  Collaboration between an information disclosure-related committee and individual departments dedicated to information disclosure will improve our information disclosure system.

In addition to the aforementioned efforts, we have established CSR Promotion Office in April 2008.  This Office will engage in various activities as a dedicated group just like the existing Compliance Office, Risk Management Office and IR Dept.  Thus, Nidec Corporation, while engaging in business activities as a public organ, will contribute to the society through creating employment and launching new social contribution activities.

4. CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

(1) Consolidated Balance Sheets

Assets

	Yen in millions
	March 31				Increase or
	2008		2007		decrease
	Amount	%	Amount	%	Amount
Current assets:
Cash and cash equivalents	¥100,809		¥88,784		¥12,025
Trade notes receivable	17,205		17,318		(113)
Trade accounts receivable	148,928		147,014		1,914
Inventories:
Finished goods	32,735		26,960		5,775
Raw materials	17,849		17,324		525
Work in process	16,164		16,405		(241)
Project in progress	816		1,212		(396)
Supplies and other	2,254		2,407		(153)
Other current assets	20,238		21,238		(1,000)
Total current assets	356,998	53.1	338,662	51.1	18,336

Investments and loan receivable:
Marketable securities and other securities investments	15,273		21,805		(6,532)
Investments in and advances to affiliated companies	2,102		2,194		(92)
Total investments and loan receivable	17,375	2.6	23,999	3.6	(6,624)
Property, plant and equipment:
Land	39,389		38,289		1,100
Buildings	110,258		103,325		6,933
Machinery and equipment	264,019		258,970		5,049
Construction in progress	11,309		13,717		(2,408)
Sub-total	424,975	63.3	414,301	62.5	10,674
Less - Accumulated depreciation	(226,146)	(33.7)	(207,059)	(31.2)	(19,087)
Total property, plant and equipment	198,829	29.6	207,242	31.3	(8,413)
Goodwill	71,223	10.6	67,780	10.2	3,443
Other non-current assets	27,289	4.1	24,940	3.8	2,349
Total assets	¥671,714	100.0	¥662,623	100.0	¥9,091

Liabilities and Shareholders’ Equity

	Yen in millions
	March 31				Increase or
	2008		2007		decrease
	Amount	%	Amount	%	Amount
Current liabilities:
Short-term borrowings	¥68,854		¥78,848		¥(9,994)
Current portion of long-term debt	29,196		3,216		25,980
Trade notes and accounts payable	121,698		117,665		4,033
Other current liabilities	33,351		35,640		(2,289)
Total current liabilities	253,099	37.7	235,369	35.6	17,730

Long-term liabilities:
Long-term debt	3,430		31,560		(28,130)
Accrued pension and severance costs	14,953		13,013		1,940
Other long-term liabilities	12,462		11,212		1,250
Total long-term liabilities	30,845	4.6	55,785	8.4	(24,940)

Total liabilities	283,944	42.3	291,154	44.0	(7,210)

Minority interest in consolidated subsidiaries	68,186	10.1	66,453	10.0	1,733

Shareholders’ equity:
Common stock	66,248	9.9	65,868	9.9	380
Additional paid-in capital	68,859	10.3	68,469	10.3	390
Retained earnings	193,407	28.8	160,480	24.2	32,927
Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	(10,233)		6,874		(17,107)
Unrealized gains (losses) from securities, net of reclassification adjustments	1,016		3,324		(2,308)
Pension liability adjustments	568		263		305
Total accumulated other comprehensive income (loss)	(8,649)	(1.4)	10,461	1.6	(19,110)

Treasury stock, at cost	(281)	(0.0)	(262)	(0.0)	(19)
Total shareholders’ equity	319,584	47.6	305,016	46.0	14,568
Total liabilities, minority interest and shareholders’ equity	¥671,714	100.0	¥662,623	100.0	¥9,091

(2) Consolidated Statements of Income

	Yen in millions
	Year ended March 31				Increase or
	2008		2007		decrease
	Amount	%	Amount	%	Amount	%
Net sales	¥742,126	100.0	¥629,667	100.0	¥112,459	17.9
Cost of products sold	583,910	78.7	486,627	77.3	97,283	20.0
Selling, general and administrative expenses	51,283	6.9	46,276	7.3	5,007	10.8
Research and development expenses	30,100	4.0	32,755	5.2	(2,655)	(8.1)
Operating expenses	665,293	89.6	565,658	89.8	99,635	17.6
Operating income	76,833	10.4	64,009	10.2	12,824	20.0

Other income (expense):
Interest and dividend income	2,930		2,565		365
Interest expenses	(2,421)		(2,022)		(399)
Foreign exchange gain (loss), net	(14,110)		1,757		(15,867)
Gain (loss) from marketable securities, net	454		943		(489)
Other, net	(1,003)		(1,657)		654
Total	(14,150)	(2.0)	1,586	0.2	(15,736)	(992.2)
Income before income taxes	62,683	8.4	65,595	10.4	(2,912)	(4.4)
Income taxes	(15,484)	(2.0)	(17,460)	(2.8)	1,976	(11.3)
Income before minority interest and equity in earnings of affiliated companies	47,199	6.4	48,135	7.6	(936)	(1.9)
Minority interest in income (loss) of consolidated subsidiaries	6,082	0.9	8,130	1.3	(2,048)	(25.2)
Equity in net (income) loss of affiliated companies	(39)	(0.0)	73	0.0	(112)	(153.4)
Net income	¥41,156	5.5	¥39,932	6.3	¥1,224	3.1

(3) Consolidated Statements of Shareholders’ Equity and Comprehensive Income (Loss)

	Yen in millions (except for number of shares of common stock)
Year ended March 31, 2008	Common stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost
	Shares	Amount					Total
Balance at March 31, 2007	144,780,492	¥65,868	¥68,469	¥160,480	¥10,461	¥(262)	¥305,016
Cumulative effect resulting from the adoption of FIN No. 48 *				(987)			(987)
Comprehensive income:
Net income				41,156			41,156
Other comprehensive income (loss):
Foreign currency translation adjustments					(17,107)		(17,107)
Unrealized gains (losses) from securities, net of reclassification adjustments					(2,308)		(2,308)
Pension liability adjustments					305		305
Total comprehensive income							22,046
Dividends paid				(7,242)			(7,242)
Exercise of stock option	207,000	380	390				770
Purchase of treasury stock						(19)	(19)
Balance at March 31, 2008	144,987,492	¥66,248	¥68,859	¥193,407	¥(8,649)	¥(281)	¥319,584

Note: * Due to the adoption of FIN No.48 “Accounting for Uncertainty in Income Taxes” during this period, our retained earnings as of March 31, 2007 decreased by ¥987 million.

	Yen in millions (except for number of shares of common stock)
Year ended March 31, 2007	Common stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost
	Shares	Amount					Total
Balance at March 31, 2006	144,661,292	¥65,649	¥68,240	¥126,334	¥3,673	¥(237)	¥263,659
Comprehensive income:
Net income				39,932			39,932
Other comprehensive income (loss):
Foreign currency translation adjustments					6,949		6,949
Unrealized gains (losses) from securities, net of reclassification adjustments					(539)		(539)
Minimum pension liability adjustments					(25)		(25)
Total comprehensive income					403		46,317
Adjustment to initially apply SFAS No. 158, net of tax							403
Total							46,720
Dividends paid				(5,786)			(5,786)
Exercise of stock option	119,200	219	234				453
Issuance cost of new stock			(5)				(5)
Purchase of treasury stock						(25)	(25)
Balance at March 31, 2007	144,780,492	¥65,868	¥68,469	¥160,480	¥10,461	¥(262)	¥305,016

(4) Consolidated Statements of Cash Flows

Yen in millions
	Year ended March 31
	2008	2007	Increase or decrease
Cash flows from operating activities:
Net income	¥41,156	¥39,932	¥1,224
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	36,334	29,997	6,337
Amortization	1,638	690	948
Gain from marketable securities, net	(454)	(943)	489
Loss on sales, disposal or impairment of property, plant and equipment	1,636	1,737	(101)
Deferred income taxes	2,065	(995)	3,060
Minority interest in income of consolidated subsidiaries	6,082	8,130	(2,048)
Equity in net losses of affiliated companies	(39)	73	(112)
(Gain) loss from derivative instruments, net	(16)	11	(27)
Gain from sale of investments in affiliated companies	-	(54)	54
Foreign currency adjustments	8,305	368	7,937
Accrual for pension and severance costs, net payments	(1,551)	(1,908)	357
Changes in operating assets and liabilities:
Decrease (increase) in notes and accounts receivable	26	(10,414)	10,440
(Increase) decrease in inventories	(5,575)	1,805	(7,380)
Increase (decrease) in notes and accounts payable	5,949	(4,223)	10,172
(Decrease) increase in accrued income taxes	(3,601)	2,491	(6,092)
Other	2,861	(1,974)	4,835
Net cash provided by operating activities	¥94,816	¥64,723	¥30,093

	Yen in millions
	Year ended March 31		Increase or
	2008	2007	decrease
Cash flows from investing activities:
Additions to property, plant and equipment	¥(35,660)	¥(39,144)	¥3,484
Proceeds from sales of property, plant and equipment	2,010	1,089	921
Purchases of marketable securities	(231)	(4)	(227)
Proceeds from sales of marketable securities	2,761	1,071	1,690
Proceeds from sales of investments in affiliated companies	-	774	(774)
Acquisitions of consolidated subsidiaries, net of cash acquired	(2,619)	(25,322)	22,703
Payments for additional investments in subsidiaries	(8,043)	(16,588)	8,545
Proceeds from sale of investment in subsidiaries	-	135	(135)
Other	(1,942)	(946)	(996)
Net cash used in investing activities	(43,724)	(78,935)	35,211
Cash flows from financing activities:
(Decrease) increase in short-term borrowings	(15,123)	22,649	(37,772)
Proceeds from issuance of long-term debt	137	-	137
Repayments of long-term debt	(3,966)	(6,696)	2,730
Proceeds from issuance of new shares	761	438	323
Dividends paid	(7,242)	(5,786)	(1,456)
Other	(1,847)	(1,662)	(185)
Net cash (used in) provided by financing activities	(27,280)	8,943	(36,223)

Effect of exchange rate changes on cash and cash equivalents	(11,787)	1,974	(13,761)
Net increase (decrease) in cash and cash equivalents	12,025	(3,295)	15,320
Cash and cash equivalents at beginning of year	88,784	92,079	(3,295)
Cash and cash equivalents at end of year	¥100,809	¥88,784	¥12,025

Scope of consolidation and application of the equity method

1. Scope of consolidation

As of
March 31, 2008
Number of consolidated subsidiaries	128

2. Application of equity method

As of
March 31, 2008
Number of affiliated companies accounted for by the equity method	5

3. Change in the scope of consolidation from March 31, 2007

Increase of consolidated subsidiaries	11
Decrease of consolidated subsidiaries	-

4. Change in the application of equity method from March 31, 2007

Increase of affiliated companies accounted for by the equity method	1
Decrease of consolidated subsidiaries	-

Critical Accounting Policies

The Company and its subsidiaries in Japan maintain their records and prepare their accounts and records in accordance with accounting principles generally accepted in Japan, and its foreign subsidiaries in conformity with those of their countries of domicile. Certain adjustments and reclassifications have been incorporated in the accompanying consolidated financial statements to conform with accounting principles of the United States (“U.S. GAAP”).

1) Property, plant and equipment

Property, plant and equipment are stated at cost. Major renewals and improvements are capitalized; minor replacements, maintenance and repairs are charged to current operations. Depreciation of property, plant and equipment is mainly computed on the declining-balance method by Nidec Corporation, its Japanese subsidiaries and its Thai manufacturing subsidiary, which mainly produce high-end spindle motors for hard disk drives.

(Additional information)

For Nidec Corporation and its subsidiaries located in Japan, Nidec changed its calculation method for salvage value of machineries and equipments, from 5% of acquisition costs of the assets to memorandum prices. NIDEC assess that the assets, they currently own, are worth less than 5% of the acquisition cost at the point of the disposition. The change of the calculation method did not have any material impact on their operating results for the year ended March 31, 2008.

2) Income tax

In July, 2006, the Financial Accounting Standards Board (the “FASB”) released FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement 109 (“FIN 48”). The Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. We adopted FIN 48 in the year ended March 31, 2008.

We have not changed significant accounting policies reported in our annual report to Chief of the Kanto Local Finance Bureau on June 25, 2007 except the tangible fixed assets and income tax.

Change of Important Items Regarding the Basis of Preparation of Consolidated Financial Statements

In July, 2006, the Financial Accounting Standards Board (the “FASB”) released FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement 109 (“FIN 48”). The Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

Resulting from the adoption of FIN No.48 “Accounting for Uncertainty in Income Taxes” in this period, our retained earnings as of March 31, 2007 decreased by ¥987 million and our net income for this fiscal year also decreased ¥1,731 million.

Operating Segment Information

			Yen in millions
	Year ended March 31, 2008		Year ended March 31, 2007		Increase or decrease
Net sales:
Nidec Corporation	¥189,253	15.3%	¥180,596	16.9%	¥8,657	4.8%
Nidec Electronics (Thailand) Co., Ltd.	128,193	10.3	89,240	8.3	38,953	43.6
Nidec (Zhejiang) Corporation	24,937	2.0	20,173	1.9	4,764	23.6
Nidec (Dalian) Limited	48,039	3.9	50,465	4.7	(2,426)	(4.8)
Nidec Singapore Pte. Ltd.	45,699	3.7	50,224	4.7	(4,525)	(9.0)
Nidec (H.K.) Co., Ltd.	43,657	3.5	39,082	3.7	4,575	11.7
Nidec Philippines Corporation	46,482	3.7	48,227	4.5	(1,745)	(3.6)
Nidec Sankyo Corporation	72,064	5.8	78,016	7.3	(5,952)	(7.6)
Nidec Copal Corporation	70,373	5.7	71,468	6.7	(1,095)	(1.5)
Nidec Tosok Corporation	26,062	2.1	22,667	2.1	3,395	15.0
Nidec Copal Electronics Corporation	26,569	2.1	22,982	2.1	3,587	15.6
Japan Servo Co., Ltd.	28,927	2.3	-	-	28,927	-
Nidec Shibaura Corporation	20,919	1.7	19,585	1.8	1,334	6.8
Nidec-Shimpo Corporation	13,618	1.1	13,196	1.2	422	3.2
Nidec Motors & Actuators	36,636	3.0	9,079	0.8	27,557	303.5
Nidec Nissin Corporation	11,673	0.9	11,657	1.1	16	0.1
All others	407,049	32.9	343,023	32.2	64,026	18.7
Sub-total	1,240,150	100.0%	1,069,680	100.0%	170,470	15.9
Adjustments and eliminations	(498,024)	-	(440,013)	-	(58,011)	-
Consolidated total	¥742,126	-	¥629,667	-	¥112,459	17.9%

			Yen in millions
	Year ended March 31, 2008		Year ended March 31, 2007		Increase or decrease
Operating income:
Nidec Corporation	¥13,980	18.2%	¥11,241	17.9%	¥2,739	24.4%
Nidec Electronics (Thailand) Co., Ltd.	12,606	16.4	10,822	17.2	1,784	16.5
Nidec (Zhejiang) Corporation	1,040	1.4	275	0.4	765	278.2
Nidec (Dalian) Limited	4,720	6.2	4,560	7.2	160	3.5
Nidec Singapore Pte. Ltd.	1,231	1.6	1,545	2.5	(314)	(20.3)
Nidec (H.K.) Co., Ltd.	576	0.8	386	0.6	190	49.2
Nidec Philippines Corporation	4,129	5.4	4,407	7.0	(278)	(6.3)
Nidec Sankyo Corporation	5,053	6.6	7,109	11.3	(2,056)	(28.9)
Nidec Copal Corporation	3,415	4.5	4,056	6.4	(641)	(15.8)
Nidec Tosok Corporation	1,643	2.1	1,430	2.3	213	14.9
Nidec Copal Electronics Corporation	3,631	4.7	2,688	4.3	943	35.1
Japan Servo Co., Ltd.	372	0.5	-	-	372	-
Nidec Shibaura Corporation	(97)	(0.1)	136	0.2	(233)	(171.3)
Nidec-Shimpo Corporation	1,182	1.5	1,412	2.2	(230)	(16.3)
Nidec Motors & Actuators	555	0.7	59	0.1	496	840.7
Nidec Nissin Corporation	610	0.8	545	0.9	65	11.9
All others	21,997	28.7	12,251	19.5	9,746	79.6
Sub-total	76,643	100.0	62,922	100.0	13,721	21.8
Adjustments and eliminations	190	-	1,087	-	(897)	-
Consolidated total	¥76,833	-	¥64,009	-	¥12,824	20.0%

Notes :

1. The operating segments are the segments of Nidec for which separate financial information is available and for which operating profit or loss amounts are evaluated regularly by executive management in deciding how to allocate resources and in assessing performance.

2. Segmental profit or loss is determined using the accounting principles in the segment’s country of domicile.

3. Nidec acquired all of the voting rights of the Motors & Actuators business of Valeo S.A., France (“NMA”) in December 2006, and acquired majority of the voting rights of Japan Servo Co., Ltd. (“JSRV”) in April 2007.

Marketable securities and other securities investments

Marketable securities and other securities investments include debt and equity securities of which the aggregate fair value, gross unrealized gains and losses and cost are as follows:

	Yen in millions
	March 31, 2008
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale
Equity securities	¥6,239	¥7,663	¥291	¥13,611
Debt securities	-	-	-	-
Held-to-maturity	100	-	-	100
Total	¥6,339	¥7,663	¥291	¥13,711

Securities not practicable to fair value
Equity securities	¥1,562

	Yen in millions
	March 31, 2007
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale
Equity securities	¥7,361	¥12,794	¥37	¥20,118
Debt securities	-	-	-	-
Total	¥7,361	¥12,794	¥37	¥20,118

Securities not practicable to fair value
Equity securities	¥1,687

BUSINESS COMBINATIONS

For the year ended March 31, 2008

The corporate name of which Nidec acquired the entity:

Japan Servo Co., Ltd. (“JSRV”)

The business of JSRV:

Productions and sales of small precision motors and the motor applied products

The purpose of the acquisition:

We intended to achieve an optimal blend of the technological expertise and production scale that the two companies have developed to date, particularly in the field of small precision motors.

The acquisition date:

April 27, 2007

Legal form of the business combination:

Stock acquisition by cash payment

The voting share which Nidec acquired:

As of April 27, 2007: 51.7%

As of March 31, 2008: 61.1%

The purchase price, the purchase shares and goodwill:

As of April 27, 2007:

The purchase price for the acquisition: ¥4,810 million (The direct cost ¥4,733 million, Indirect cost ¥77 million)

The shares which Nidec acquired: 18,204,466 shares.*

Goodwill: ¥572 million.

As of March 31, 2008:

The purchase price for the acquisition: ¥6,611 million (The direct cost ¥6,534 million, Indirect cost ¥77 million)

The shares which Nidec acquired: 21,492,466 shares.*

Goodwill: ¥1,610 million.

Note*: The shares were included 1,466 shares, what Nidec hold before the tender offer, respectively. The acquisition cost of the 1,466 shares was ¥0 million.

We have adopted SFAS No. 142, “Goodwill and Other Intangible Assets”. Goodwill represents the excess of purchase price and related costs over the fair value of net assets of acquired businesses. Under SFAS No.142, goodwill acquired in business combinations is not amortized but tested annually for impairment. If, between annual tests, an event, which would reduce the fair value below its carrying amount, occurs, we would recognize impairment.

Earnings per share

The Earnings per share information are as follows:

For the year ended March 31, 2008

	Yen in millions	Thousands of shares	Yen
	Net income	Weighted- average shares	Net income per share
Basic net income per share Net income available to common shareholders	¥41,156	144,914	¥284.00
Effective of dilutive securities Stock option	-	4,048
Diluted net income per share Net income for computation	¥41,156	148,962	¥276.29

For the year ended March 31, 2007

	Yen in millions	Thousands of shares	Yen
	Net income	Weighted- average shares	Net income per share
Basic net income per share Net income available to common shareholders	¥39,932	144,665	¥276.03
Effective of dilutive securities Stock option	-	4,196
Diluted net income per share Net income for computation	¥39,932	148,861	¥268.25

Subsequent events

Not applicable

Supplemental Information

(1) Quarterly Consolidated statements of income

Yen in millions

	From January 1 to March 31				Increase or
	2008		2007		decrease
	Amount	%	Amount	%	Amount	%
Net sales	¥183,138	100.0	¥170,526	100.0	¥12,612	7.4
Cost of products sold	143,803	78.5	134,320	78.8	9,483	7.1
Selling, general and administrative expenses	12,191	6.7	12,153	7.1	38	0.3
Research and development expenses	7,461	4.1	9,121	5.3	(1,660)	(18.2)
Operating expenses	163,455	89.3	155,594	91.2	7,861	5.1
Operating income	19,683	10.7	14,932	8.8	4,751	31.8

Other income (expenses):
Interest and dividend income	817		757		60
Interest expenses	(520)		(671)		151
Foreign exchange gain (loss), net	(11,342)		(69)		(11,273)
Gain (loss) from marketable securities, net	337		703		(366)
Other, net	56		(775)		831
Total	(10,652)	(5.8)	(55)	(0.1)	(10,597)	-
Income before income taxes	9,031	4.9	14,877	8.7	(5,846)	(39.3)
Income taxes	(1,374)	(0.7)	(3,440)	(2.0)	2,066	(60.1)
Income before minority interest and equity in earnings of affiliated companies	7,657	4.2	11,437	6.7	(3,780)	(33.1)
Minority interest in income (loss) of consolidated subsidiaries	850	0.5	1,543	0.9	(693)	(44.9)
Equity in net (income) loss of affiliated companies	(46)	(0.0)	37	0.0	(83)	(224.3)
Net income	¥6,853	3.7	¥9,857	5.8	¥(3,004)	(30.5)

Yen in millions

	Three months ended
	June 30, 2007		September 30, 2007		December 31, 2007
	Amount	%	Amount	%	Amount	%
Net sales	¥172,174	100.0	¥190,527	100.0	¥196,287	100.0
Operating income	15,106	8.8	18,970	10.0	23,074	11.8
Income before income taxes	16,831	9.8	14,675	7.7	22,146	11.3
Net income	¥11,116	6.5	¥9,241	4.9	¥13,946	7.1

(2) Business Segment Information

	Yen in millions
	Year ended March 31, 2008
	Small precision motors	Mid-size motors	Machinery	Electronic and Optical components	Other	Total	Eliminations/ Corporate	Consolidated
Net sales:
Customers	¥385,682	¥96,377	¥73,253	¥159,266	¥27,548	¥742,126	¥-	¥742,126
Intersegment	1,260	435	9,836	493	4,563	16,587	(16,587)	-
Total	386,942	96,812	83,089	159,759	32,111	758,713	(16,587)	742,126
Operating expenses	336,011	94,174	71,401	146,727	30,067	678,380	(13,087)	665,293
Operating income	¥50,931	¥2,638	¥11,688	¥13,032	¥2,044	¥80,333	¥(3,500)	¥76,833

	Yen in millions
	Year ended March 31, 2007
	Small precision motors	Mid-size motors	Machinery	Electronic and Optical components	Other	Total	Eliminations/ Corporate	Consolidated
Net sales:
Customers	¥317,981	¥57,389	¥82,944	¥144,651	¥26,702	¥629,667	¥-	¥629,667
Intersegment	316	149	11,661	443	4,117	16,686	(16,686)	-
Total	318,297	57,538	94,605	145,094	30,819	646,353	(16,686)	629,667
Operating expenses	276,290	56,976	79,022	137,034	28,143	577,465	(11,807)	565,658
Operating income	¥42,007	¥562	¥15,583	¥8,060	¥2,676	¥68,888	¥(4,879)	¥64,009

Notes:

1. Segments are classified based on similarities in product type, product attributes, and production and sales methods.

2. Major products of each business segment:

(1) Small precision motors: Small precision DC motors (including spindle motors for HDDs), small precision fans, brush motors, vibration motors

(2) Mid-size motors: Motors for home electric appliances, automobiles and industrial use

(3) Machinery: Power transmission drivers, semiconductor production equipment, precision equipment, FA equipment

(4) Electronic and Optical components: Electronic components, optical components

(5) Other: Automobile components, pivot assemblies, other components, service etc

(3) Sales by Geographic Segment

	Yen in millions
	Year ended March 31, 2008		Year ended March 31, 2007		Increase or decrease
	Amount	%	Amount	%	Amount	%
Japan	¥371,705	50.1	¥341,642	54.3	¥30,063	8.8
America	19,513	2.6	10,747	1.7	8,766	81.6
Singapore	57,635	7.8	59,488	9.4	(1,853)	(3.1)
Thailand	109,994	14.8	80,579	12.8	29,415	36.5
Philippines	13,374	1.8	12,929	2.1	445	3.4
China	45,398	6.1	36,884	5.9	8,514	23.1
Other	124,507	16.8	87,398	13.8	37,109	42.5
Total	¥742,126	100.0	¥629,667	100.0	¥112,459	17.9

Note: The sales are classified by geographic areas of the seller and the figures exclude intra-segment transactions.

(4) Sales by Region

	Yen in millions
	Year ended March 31, 2008		Year ended March 31, 2007		Increase or decrease
	Amount	%	Amount	%	Amount	%
North America	¥31,086	4.2	¥21,110	3.3	¥9,976	47.3
Asia	442,576	59.7	385,766	61.3	56,810	14.7
Other	53,635	7.2	28,399	4.5	25,236	88.9
Overseas sales total	527,297	71.1	435,275	69.1	92,022	21.1
Japan	214,829	28.9	194,392	30.9	20,437	10.5
Consolidated total	¥742,126	100.0	¥629,667	100.0	¥112,459	17.9

Note: The sales by region are classified by geographic areas of the buyer and the figures exclude intra-segment transactions.

5. NON-CONSOLIDATED FINANCIAL STATEMENTS

(1) Non-Consolidated Balance Sheets

Assets
	Yen in millions
	March 31				Increase or decrease
	2008		2007
	Amount	%	Amount	%	Amount
Current assets:
Cash and bank deposits	¥25,348		¥12,567		¥12,781
Notes receivable	612		868		(256)
Accounts receivable	38,937		46,388		(7,451)
Finished products	5,102		5,034		68
Raw materials	71		130		(59)
Work in process	551		206		345
Supplies	135		122		13
Prepaid expenses	508		456		52
Deferred income taxes	1,894		2,115		(221)
Short-term loans to affiliated companies	40,813		51,831		(11,018)
Other receivables	5,023		6,914		(1,891)
Other current assets	98		161		(63)
Allowance for doubtful accounts	(644)		(1,581)		937
Total current assets	118,448	32.4	125,211	35.0	(6,763)
Fixed assets:
Tangible assets	21,795	6.0	22,055	6.2	(260)
Buildings	9,173		9,519		(346)
Structures	208		235		(27)
Machinery and equipment	999		1,050		(51)
Vehicles and delivery equipment	4		5		(1)
Tools, furniture and fixtures	1,413		1,567		(154)
Land	9,484		9,484		-
Construction in progress	514		195		319
Intangible assets	799	0.2	145	0.0	654
Patents	3		1		2
Software	94		102		(8)
Software in progress	652		-		652
Other intangible assets	50		42		8
Investments and other assets	224,671	61.4	210,374	58.8	14,297
Investment securities	4,609		5,833		(1,224)
Investment securities of affiliated companies	186,412		171,754		14,658
Investments other than securities	3		3		-
Investment in affiliated companies	30,225		27,953		2,272
Long-term loans to affiliated companies	340		2,482		(2,142)
Bankruptcy and other claims	445		492		(47)
Long-term prepaid expenses	106		290		(184)
Deferred income taxes	2,565		1,823		742
Other investments	413		270		143
Allowance for doubtful accounts	(447)		(526)		79
Total fixed assets	247,265	67.6	232,574	65.0	14,691
Total assets	¥365,713	100.0	¥357,785	100.0	¥7,928

Liabilities and Net Assets
	Yen in millions
	March 31				Increase or decrease
	2008		2007
	Amount	%	Amount	%	Amount
Current liabilities:
Notes payable	¥111		¥73		¥38
Accounts payable	23,249		28,938		(5,689)
Short-term borrowings	64,110		67,071		(2,961)
Current portion of long-term debt	-		600		(600)
Current portion of bonds	27,089		-		27,089
Accrued liabilities	4,612		3,510		1,102
Accrued expenses	650		672		(22)
Income taxes payable	341		4,508		(4,167)
Advances received	1		6		(5)
Deposits received	17,136		11,478		5,658
Deferred credit	773		636		137
Accrued bonuses to employees	1,604		1,375		229
Accrued bonuses to directors	-		180		(180)
Notes payable for construction	4		43		(39)
Other current liabilities	29		20		9
Total current liabilities	139,709	38.2	119,110	33.3	20,599
Non-current liabilities:
Corporate bonds	-		27,251		(27,251)
Accrued severance and benefit costs	1,205		1,263		(58)
Other non-current liabilities	1,442		1,156		286
Total non-current liabilities	2,647	0.7	29,670	8.3	(27,023)
Total liabilities	142,356	38.9	148,780	41.6	(6,424)
Shareholders’ equity:
Common stock	66,248	18.1	65,868	18.4	380
Additional paid-in capital	70,469	19.3	70,089	19.6	380
Capital reserve	70,469		70,089		380
Retained earnings	86,697	23.7	72,420	20.3	14,277
Legal reserve	721		721		-
General reserve	63,650		56,150		7,500
Earned surplus carried forward	22,326		15,549		6,777
Treasury stock	(281)	(0.1)	(262)	(0.1) 58.2	(19)
Total shareholders’ equity	223,133	61.0	208,115		15,018
Valuation and translation adjustments:
Net unrealized loss on securities	863	0.3	1,529	0.4	(666)
Land revaluation reserve	(639)	(0.2)	(639)	(0.2)	-
Total valuation and translation adjustments	224	0.1	890	0.2	(666)
Total net assets	223,357	61.1	209,005	58.4	14,352
Total liabilities and net assets	¥365,713	100.0	¥357,785	100.0	7,928

(2) Non-Consolidated Statements of Income

	Yen in millions
	Year ended March 31				Increase or decrease
	2008		2007
	Amount	%	Amount	%	Amount	%
Net sales	¥189,253	100.0	¥180,596	100.0	¥8,657	4.8
Cost of sales	160,356	84.7	153,973	85.3	6,383	4.1
Gross profit	28,897	15.3	26,623	14.7	2,274	8.5
Selling, general and administrative expenses	14,917	7.9	15,382	8.5	(465)	(3.0)
Operating income	13,980	7.4	11,241	6.2	2,739	24.4
Other income	18,024	9.6	16,304	9.1	1,720	10.5
Interest income	2,414		1,873		541
Dividend income	14,550		12,337		2,213
Foreign exchange gains, net	-		1,062		(1,062)
Other	1,060		1,032		28
Other expenses	10,697	5.7	2,339	1.3	8,358	357.3
Interest expenses	1,596		1,025		571
Sales discount	168		356		(188)
Provision of allowance for doubtful accounts	-		698		(698)
Foreign exchange loss, net	8,453		-		8,453
Other	480		260		220
Recurring profit	21,307	11.3	25,206	14.0	(3,899)	(15.5)
Extraordinary gains	4,716	2.5	593	0.3	4,123	695.3
Gain from sale of fixed assets	5		4		1
Gain from sale of marketable securities	2		589		(587)
Gain from reversal of allowance for doubtful accounts	969		-		969
Technical income	3,247		-		3,247
Gain on sale of investments in affiliated companies	493		-		493
Extraordinary losses	434	0.3	2,467	1.4	(2,033)	(82.4)
Loss on disposal of property, plant and equipment	30		54		(24)
Loss on write-down of investment securities	281		3		278
Loss on write-down of investment in affiliated companies	-		1,118		(1,118)
Loss on support of affiliated companies	-		947		(947)
Penalty tax (Previous years)	-		308		(308)
Loss on sale of investments in affiliated companies	120		-		120
Loss on impairment	3		37		(34)
Income before income taxes	25,589	13.5	23,332	12.9	2,257	9.7
Income taxes (Current)	4,140	2.1	5,996	3.3	(1,856)
Income taxes (Previous years)	-	-	2,850	1.6	(2,850)
Income taxes (Deferred)	(70)	(0.0)	(684)	(0.4)	614
Net income	¥21,519	11.4	¥15,170	8.4	¥6,349	41.9

(3) Non-Consolidated Statements of Shareholders' Equity

For the fiscal year ended March 31, 2008

	Yen in millions
	Shareholders' equity
	Common stock	Additional paid-in capital	Retained earnings			Treasury stock	Total shareholders' equity
		Capital reserve	Legal reserve	Other retained earnings
				General reserve	Earned surplus carried forward
Balance at March 31, 2007	¥65,868	¥70,089	¥721	¥56,150	¥15,549	¥(262)	¥208,115

Issuance of new shares	380	380					760
Cash dividends					(7,242)		(7,242)
General reserve				7,500	(7,500)		-
Net income					21,519		21,519
Purchase of treasury stock						(19)	(19)
Net increase / decrease during the term under review except in shareholders' equity							-
Total increase / decrease during the term under review	380	380	-	7,500	6,777	(19)	15,018
Balance at March 31, 2008	¥66,248	¥70,469	¥721	¥63,650	¥22,326	¥(281)	¥223,133

	Yen in millions
	Valuation and translation adjustments
	Net unrealized loss on securities	Land revaluation reserve	Total net assets
Balance at March 31, 2007	¥1,529	¥(639)	¥209,005

Issuance of new shares			760
Cash dividends			(7,242)
General reserve			-
Net income			21,519
Purchase of treasury stock			(19)
Net increase / decrease during the term under review except in shareholders' equity	(666)		(666)
Total increase / decrease during the term under review	(666)	-	14,352
Balance at March 31, 2008	¥863	¥(639)	¥223,357

For the fiscal year ended March 31, 2007

	Yen in millions
	Shareholders' equity
	Common stock	Additional paid-in capital	Retained earnings			Treasury stock	Total shareholders' equity
		Capital reserve	Legal reserve	Other retained earnings
				General reserve	Earned surplus carried forward
Balance at March 31, 2006	¥65,649	¥69,870	¥721	¥41,650	¥20,804	¥(237)	¥198,457

Issuance of new shares	219	219					438
Cash dividends (Note)					(2,892)		(2,892)
Cash dividends					(2,893)		(2,893)
Bonuses to directors (Note)					(180)		(180)
General reserve (Note)				14,500	(14,500)		-
Net income					15,170		15,170
Purchase of treasury stock						(25)	(25)
Net increase / decrease during the term under review except in shareholders' equity					40		40
Total increase / decrease during the term under review	219	219	-	14,500	(5,255)	(25)	9,658
Balance at March 31, 2007	¥65,868	¥70,089	¥721	¥56,150	¥15,549	¥(262)	¥208,115

	Yen in millions
	Valuation and translation adjustments
	Net unrealized loss on securities	Land revaluation reserve	Total net assets
Balance at March 31, 2006	¥2,369	¥(599)	¥200,227

Issuance of new shares			438
Cash dividends (Note)			(2,892)
Cash dividends			(2,893)
Bonuses to directors (Note)			(180)
General reserve (Note)			-
Net income			15,170
Purchase of treasury stock			(25)
Net increase / decrease during the term under review except in shareholders' equity	(840)	(40)	(840)
Total increase / decrease during the term under review	(840)	(40)	8,778
Balance at March 31, 2007	¥1,529	¥(639)	¥209,005

Note: Appropriation Retained Earnings under the resolutions at the annual general meeting of shareholders on June, 2006.

Critical accounting policies

1. Securities:

(1) Investments in subsidiaries and affiliated companies:

Valuation at cost, with cost determined using the moving average method

(2) Other securities with fair value:

Stated at fair value based on market price as of March 31, 2008. (Both unrealized gains and losses are reported as net unrealized loss on securities. The cost of other securities sold is computed using the moving average method.)

(3) Other securities not practicable to fair value:

Stated at cost determined using the moving average method.

2. Derivatives:

Stated at fair value

3. Inventories:

(1) Finished products, raw materials, work in process:

Stated at the lower of cost or market method with cost determined using the moving average method.

(2) Supplies:

Stated at the lower of cost or market method with cost determined using the last purchase price method.

4. Method of depreciation of fixed assets:

(1) Tangible fixed assets: Declining balance method

Stated based on the declining-balance method except for buildings purchased after April 1, 1998, for which the straight-line method is applied. Major economic lives of tangible fixed assets are as follows:

Buildings and structures 3 to 50 years

Machinery and equipment 2 to 9 years

Change in accounting policy

Due to the amendment of Japanese Corporate Tax Law in March 30, 2007, the changed was in its method of depreciation of tangible fixed assets on or after April 1, 2007 to the method at rate prescribed in the amended corporate tax law.

The changes in accounting for depreciation did not have a material impact on the statements of income.

Additional information

Tangible fixed assets purchased on or before March 31, 2007 are depreciated in five years based on the straight line method from the fiscal year after the assets are depreciated to their depreciation limits.

The changes in accounting for depreciation did not have a material impact on the statements of income.

(2) Intangible fixed assets:

Straight-line method

With respect to software for internal use, amortization is computed on the straight-line method over the expected useful life (mainly 5 years).

5. Accounting for deferred assets:

Recognized as expenses

6. Translation of foreign currencies:

Assets and liabilities denominated in foreign currencies are translated at the exchange rate on March 31, 2008, with the resulting difference included in gains or losses.

7. Accounting for allowances:

(1) Allowances for doubtful accounts:

Appropriate allowances are made for general receivables based on the historical rate of credit loss experienced. S pecific doubtful accounts are investigated on an individual basis, and the amounts of estimated losses are provided.

(2) Accrued bonuses to employees:

E stimated amount for payment to employees ..

(3) Accrued severance and benefit costs:

Provision of employee retirement and severance benefits are stated on the projected benefit obligation less pension plan assets at the end of the fiscal year.

Unrecognized actuarial gain or loss is being recognized over average remaining years of service (within 5 years) at the end of each fiscal year beginning from the next fiscal year of its accrual.

8. Leases:

Financial leases other than those that are deemed to transfer the ownership of the leased assets to the lessees are accounted for by a method similar to that applicable to operating leases.

9. Hedge activities:

(1) Hedge accounting policy:

Assets and liabilities denominated in foreign currencies with foreign currency forward contracts are translated at forward contract rates.

(2) Method and object of hedge:

(a) Method of hedge: Forward exchange contracts

(b) Object of hedge: E xposure to fluctuations in fair value and the fixed cash flow, such as foreign currency receivables.

(3) Hedge policy:

In order to reduce market risk exposures from fluctuations in foreign exchange rate and interest rates, Nidec Corporation has a comprehensive and flexible stance towards hedging.

(4) Evaluating effectiveness of hedging activities:

With regard to forward exchange contracts, Nidec omitt ed evaluating the effectiveness if the denominated currency, the notional amount and the contract period are the same.

10. Other important items regarding the basis of preparation of financial statements:

(1) Accounting for consumption taxes:

Computed by the net of tax method

(2) Application of consolidated taxation system:

C onsolidated taxation system

Additional information

Accrued bonuses to directors and auditors

As a result of adoption of the annual salary system, accrued bonuses for the Company's directors and auditors have not been reported in this financial statements for the year ended March 31, 2008.

Change of representation of accounts in the non-consolidated financial statement

Non-Consolidated Balance Sheets

“Software in progress” which had been included in “Other intangible assets” until the previous year is independently stated as of the current year as they have importance of the total amount of assets for the current year. The amount at the end of the previous year was ¥0 million for “Software in progress”.

Notes to Non-Consolidated Balance Sheets

1. Treatment of matured notes at the end of fiscal year

As of March 31, 2008

Not applicable

As of March 31, 2007

As the financial institutions were not operated on March 31, 2007 that was the regular weekend day off, ¥74 million of matured notes receivable were not settled and included in notes receivables on the balance sheet.

2. Depreciation amount deducted from acquisition cost of tangible fixed assets

	Yen in millions
	As of March 31, 2008	As of March 31, 2007
Buildings	¥26	¥26

3. Accumulated depreciation of tangible fixed assets

	Yen in millions
	As of March 31, 2008	As of March 31, 2007
Accumulated depreciation of tangible fixed assets	¥14,989	¥14,033

4. Deposits received included in the Cash Management System (CMS)

	Yen in millions
	As of March 31, 2008	As of March 31, 2007
Deposits received	¥16,998	¥11,235

5. Loan commitment agreements

The company concluded master agreements for CMS that have set out the availability granted among companies. The remaining portion of credit line which has not been loaned to the company under these agreements is as follows.

	Yen in millions
	As of March 31, 2008	As of March 31, 2007
Total availability granted by CMS	¥37,252	¥38,293
Used portion of credit line	18,676	27,864
Remaining portion of credit line	¥18,576	¥10,429
Number of subsidiaries	15 companies	14 companies

6. Contingent liabilities

As of March 31, 2008

Nidec guarantees the debt of Nidec Motors & Actuators (Spain),S.A. such as letter of comfort.

Affiliated company	Amount	Contents
Nidec Motors & Actuators(Spain),S.A.	¥295 million (1,866 thousand EUR)	Bank loan payable

As of March 31, 2007

Not applicable

Note to Non-Consolidated Statements of Income

1. Research and development expenses

	Yen in millions
	For the year ended March, 31
	2008	2007
Research and development expenses included in SG&A expenses and cost of sales	¥15,604	¥20,171

2. Loss on support of affiliated companies

For the year ended March 31, 2008

Not applicable

For the year ended March 31, 2007

Loss on support of affiliated company is debt forgiveness to short-term loans by CMS of Nidec Power Motor Corporation.

3. Loss on impairment

For the year ended March 31, 2008

No remarks due to materiality

For the year ended March 31, 2007

Grouping unit of assets for impairment test is business entity basis. But regarding idle assets which are unforeseeable to use in the future, they are grouped individually.

Carrying amounts of idle assets, which are from closing of factories, are deducted to their recoverable value. The deducted amounts are recognized as “loss of impairment” (¥37 million of extraordinary losses).

The details are as follows:

Assets	Address	Loss of impairment
Land	Kyotango, Kyoto	¥37 million

Recoverable value is calculated based on amount of available-for-sale. Market value is evaluated based on real-estate appraising and assessed value of fixed assets. Assets are unforeseeable to use in the future are zero.

Note to Statement of Shareholders' Equity

For the year ended March 31, 2008

1. Type and number of issued and outstanding

	(Unit: shares)
	Number of shares as of March 31, 2007	Increase during the fiscal year	Decrease during the fiscal year	Number of shares as of March 31, 2008
Common stock (Note)	144,780,492	207,000	-	144,987,492

Note: Increase in the number of 207,000 shares of common stock is due to execution of stock option.

2. Type and number of treasury stock

	(Unit: shares)
	Number of shares as of March 31, 2007	Increase during the fiscal year	Decrease during the fiscal year	Number of shares as of March 31, 2008
Common stock (Note)	44,966	2,529	-	47,495

Note: Increase in the number of 2,529 shares of common stock held in treasury is due to repurchase of odd-lot shares.

3. New share and treasury stock acquisition rights

Breakdown of new share acquisition rights	Purpose of new share acquisition rights and stock category	New share acquisition rights by purpose (Number of shares)				Value as of March 31, 2008 (Yen in millions)
		March 31, 2007	Increase during the fiscal year	Decrease during the fiscal year	March 31, 2008
Stock option (Note)	Common stock	232,000	-	232,000	-	-
The yen denominated convertible bonds with stock acquisition rights due 2008	Common stock	4,022,040	-	-	4,022,040	27,000

Note: Decrease in the number of 232,000 shares of stock option is due to execution and invalid of the rights.

4. Dividends

(1) Cash dividends paid

Date of resolution	Type of shares	Amount of dividend payment	Dividends per share	Record date	Effective date
Board of Directors Meeting on May 26, 2007	Common stock	¥3,618 million	¥25.00	March 31, 2007	June 8, 2007
Board of Directors Meeting on October 26, 2007	Common stock	¥3,624 million	¥25.00	September 30, 2007	December 7, 2007

(2) Dividends which have effective date is the next fiscal year

The declaration of dividends are as follows :

Date of resolution	Type of shares	Amount of dividend payment	Source of dividends	Dividends per share	Record date	Effective date
Board of Directors Meeting on May 26, 2008	Common stock	¥4,348 million	Retained earnings	¥30.00	March 31, 2008	June 10, 2008

For the year ended March 31, 2007

1. Type and number of issued and outstanding

	(Unit: shares)
	Number of shares as of March 31, 2006	Increase during the fiscal year	Decrease during the fiscal year	Number of shares as of March 31, 2007
Common stock (Note)	144,661,292	119,200	-	144,780,492

Note: Increase in the number of 119,200 shares of common stock is due to execution of stock option.

2. Type and number of treasury stock

	(Unit: shares)
	Number of shares as of March 31, 2006	Increase during the fiscal year	Decrease during the fiscal year	Number of shares as of March 31, 2007
Common stock (Note)	42,110	2,856	-	44,966

Note: Increase in the number of 2,856 shares of common stocks held in treasury is due to repurchase of odd-lot shares.

3. New share and treasury stock acquisition rights

Breakdown of new share acquisition rights	Purpose of new share acquisition rights and stock category	New share acquisition rights by purpose (Number of shares)				Value as of March 31, 2007 (Yen in millions)
		March 31, 2006	Increase during the fiscal year	Decrease during the fiscal year	March 31, 2007
Stock option (Note)	Common stock	351,200	-	119,200	232,000	853
The yen denominated convertible bonds with stock acquisition rights due 2008	Common stock	4,022,040	-	-	4,022,040	27,000

Note: Decrease in the number of 119,200 shares of stock option is due to execution of the rights.

4. Dividends

(1) Cash dividends paid

Date of resolution	Type of shares	Amount of dividend payment	Dividends per share	Record date	Effective date
Ordinary General Meeting of Shareholders held on June 22, 2006	Common stock	¥2,892 million	¥20.00	March 31, 2006	June 23, 2006
Board of Directors Meeting on October 27, 2006	Common stock	¥2,893 million	¥20.00	September 30, 2006	December 8, 2006

(2) Dividends which have effective date is the next fiscal year

Date of resolution	Type of shares	Amount of dividend payment	Source of dividends	Dividends per share	Record date	Effective date
Board of Directors Meeting on May 26, 2007	Common stock	¥3,618 million	Retained earnings	¥25.00	March 31, 2007	June 8, 2007

Notes to Marketable Securities

As of March 31, 2008

Investments in subsidiaries and affiliated companies available for fair value

	Yen in millions
	Carrying amount	Fair value	Difference
Investment in subsidiaries	¥128,037	¥197,474	¥69,437
Investment in affiliated companies	-	-	-
Total	¥128,037	¥197,474	¥69,437

As of March 31, 2007

Investments in subsidiaries and affiliated companies available for fair value

	Yen in millions
	Carrying amount	Fair value	Difference
Investment in subsidiaries	¥117,314	¥198,104	¥80,790
Investment in affiliated companies	-	-	-
Total	¥117,314	¥198,104	¥80,790

Notes to Accounting for income tax

1. Details for deferred tax assets and liabilities

	Yen in millions
	Year ended March 31
	2008	2007
Deferred tax assets (current):
Disallowed provisions for bad debts	¥261	¥658
Disallowed provisions for accrued bonus	730	702
Disallowed unpaid business tax	327	423
Write-down of inventories	153	41
Disallowed accrued expense	115	119
Allowed deferred credit	302	246
Others	32	47
Subtotal	1,920	2,236
Valuation allowance	(26)	(121)
Total	1,894	2,115

Deferred tax assets, net (current)	1,894	2,115

Deferred tax assets (non-current):
Valuation loss on investment securities	87	88
Disallowed depreciation	211	219
Disallowed loss on retirement of fixed assets	318	322
Accrued severance and benefit costs	514	530
Accrued retirement benefit to directors	9	34
Foreign tax credit to be unused	1,034	1,294
Allowed long-term deferred credit	559	410
Impairment loss of fixed assets	167	164
Loss on write-down of investments in subsidiaries	458	458
Disallowed advances paid	345	-
Others	9	10
Subtotal	3,711	3,529
Valuation allowance	(547)	(656)
Total	3,164	2,873

Deferred tax liabilities (non-current):
Net unrealized loss on securities	599	1,050
Total	599	1,050

Deferred tax assets, net (non-current)	¥2,565	¥1,823

2. Details for the difference between statutory rate of taxation and obligation rate based on the tax effect accounting

	Year ended March 31
	2008	2007
Statutory rate of taxation	41.0%	41.0%
（Adjustments）
Disallowed expenses such as entertainment	0.5	2.4
Disallowed profit such as dividend income	(5.2)	(4.8)
Foreign tax credit	(16.7)	(16.8)
Inhabitant tax per capita levy	0.1	0.1
Additional tax related to transfer price transaction	-	11.3
Valuation allowance	(0.8)	2.3
Others	(3.0)	(0.5)
Obligation rate based on the tax effect accounting	15.9%	35.0%

Subsequent event

Not applicable

6. CHANGE IN DIRECTOR

Please refer to the “Nidec to Introduce Executive Officer System” announced on Apr. 23, 2008 for “Change in director”.